Longboard Pharmaceuticals, Inc.

4275 Executive Square, Suite 950

La Jolla, California 92037

August 9, 2023

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Joshua Gorsky

RE: Longboard Pharmaceuticals, Inc.

Registration Statement on Form S-3

Filed August 4, 2023

File No. 333-273712

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective at 4:30 p.m. Eastern Time on August 11, 2023, or as soon thereafter as is practicable.

Thank you for your assistance. If you should have any questions, please contact Steven M. Przesmicki of Cooley LLP, counsel to the registrant, at (858) 550-6070.

LONGBOARD PHARMACEUTICALS, INC.

By:	/s/ Brandi L. Roberts
Brandi L. Roberts
Chief Financial Officer